WESCO FINANCIAL CORPORATION
301 E. COLORADO BOULEVARD, SUITE 300
PASADENA, CALIFORNIA 91101

Mr. Craig Slivka Attorney Advisor Division of Corporate Finance Securities and Exchange Commission 1 Station Place, N.E., Stop 7010 Washington, D.C., 20549	September 18, 2007

Re:	Wesco Financial Corporation
Definitive 14A
Filed March 29, 2007
File No. 001-04720
Dear Mr. Slivka:
     The purpose of this letter is to respond to your letter dated August 21, 2007. To assist you in reviewing our responses, we have preceded our responses to each of your questions with a copy (in bold type) of each point as stated in your letter.
Compensation Discussion and Analysis, page 6
1. Supplementally, please describe the reimbursement arrangement Wesco Financial Corp. has with Blue Chip Stamps. Include a description of the named executive officers’ duties for Wesco and Blue Chip, the amount of time these officers spend managing the affairs of each company, how their compensation is differentiated from that earned for work for other entities, and the factors considered by the Board and Mr. Munger in determining the amount of the compensation reimbursed to Blue Chip.
     Wesco is a holding company. It shares a suite of executive offices with its immediate parent company, Blue Chip, and with MS Property Company (“MS Property”), its real estate subsidiary. Wesco has no employees; it utilizes the services of various officers and employees of Blue Chip and MS Property in its limited operations and for its financial reporting.
     As noted in Wesco’s Proxy Statement, Mr. Jacobson serves Blue Chip, Wesco and MS Property as Vice President and Chief Financial Officer; Mr. Greco serves each of those companies as Treasurer. Wesco and MS Property (the “Wesco Group”) reimburse Blue Chip for the services of these officers based on Blue Chip’s cost of their compensation, including related taxes and benefits. In determining the allocation to the Wesco Group, Blue Chip’s actual cost is simply multiplied by the percentage of time Messrs. Jacobson and Greco estimate in good faith that they devote to the business of the Wesco Group. Nothing else is considered by Mr. Munger or by Wesco’s Board of Directors in the determination and approval of the amounts reimbursed to Blue Chip. Each of Blue Chip and the Wesco Group simply bears the cost of employing Messrs. Jacobson and Greco equal to the percentage of time each devotes to its business. Messrs. Jacobson and Greco both estimate that they devote 90% of their time to the Wesco Group, and 10% to Blue Chip.
     Mr. Jacobson has primary responsibility for all aspects of accounting, financial reporting, and income tax reporting for Blue Chip, Wesco and MS Property. Mr. Jacobson also performs the other duties typical of chief financial officers on behalf of each of these companies. Mr. Greco assists him in these functions.
     Messrs. Jacobson and Greco share in various of the duties in connection with Wesco’s consolidated financial reporting, including the design, writing and distribution and/or filing, of Wesco’s printed annual reports, earnings releases, Forms 10-Q, 10-K and 8-K, proxy materials and other shareholder and regulatory communications. In performing these tasks, they interface with Wesco’s CEO, independent accountants and attorneys, executive officers and accounting personnel of Wesco’s subsidiaries, and with Berkshire Hathaway’s financial management and financial reporting personnel. In addition, they interface with, and attend the meetings of, Wesco’s Audit Committee and Board of Directors.
     Mr. Greco has hands-on responsibility for the Sarbanes-Oxley-required documentation and testing at the Wesco parent company level, and, ultimately, for the testing of internal controls over financial reporting for Wesco and its subsidiaries. He is directly responsible for Wesco’s internal audit function, from the parent company perspective.
     As discussed in Wesco’s Proxy Statement, Mr. Munger serves as Chairman, President and CEO of Wesco, and he performs duties typical of a chief executive officer. He is also employed by Blue Chip just like Messrs. Jacobson and Greco, but, per tradition, no portion of Mr. Munger’s compensation from Blue Chip is allocated to the Wesco Group.
2. Please tell us your policies and decisions for structuring your executive compensation in this manner. To the extent applicable, elaborate on any tax considerations taken into account in how your executive officers are compensated.
     The sharing of executives as well as the allocation of their compensation among Blue Chip and the Wesco Group, was the product of evolution.
     Mr. Jacobson had been involved in the financial reporting for Blue Chip as an auditor with Price Waterhouse beginning in 1969, and, as an employee of Blue Chip since 1977. He was also involved in the development of consolidated Wesco financial information for inclusion in the consolidated financial reporting of Blue Chip and Berkshire Hathaway, since approximately the mid-1970s, and, throughout the early 1980s he had assumed increasing responsibilities for the financial and income tax reporting for Wesco and its savings and loan subsidiary, in addition to his similar responsibilities for Blue Chip.
     In 1984, Mr. Munger, Chairman and CEO of Blue Chip, as well as a Wesco Director, became Chairman and CEO of Wesco and of its savings and loan subsidiary, and Mr. Jacobson was appointed CFO of Wesco and of its savings and loan subsidiary. He also retained his financial reporting responsibilities for Blue Chip, and Blue Chip began to apportion the cost of Mr. Jacobson’s compensation and benefits to Wesco and its subsidiary.
     When Mr. Greco was hired, principally to assistant with all aspects of financial reporting for the Wesco Group, because Wesco did not and still does not have any employees of its own, he logically became an employee of Blue Chip just like Mr. Jacobson.
     No tax considerations have been taken into account in the structuring of our executives’ compensation or in the allocation of such compensation among Blue Chip and the Wesco Group.
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     We acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in its filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions, please contact the undersigned at (626) 585-6700.

Yours very truly, WESCO FINANCIAL CORPORATION
/s/ Jeffrey L. Jacobson

Jeffrey L. Jacobson
Vice President and Chief Financial Officer